February 9, 2010

Via Facsimile, EDGAR and Mail

Mr. Praveen Kartholy
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Bonso Electronics International Inc.

Dear Mr. Kartholy:

     This letter is in response to your letter dated Jan 29, 2010 ("Letter"), which relates to the Form 20-F for the fiscal year ended March 31, 2009, filed on September 30, 2009 with the United States Securities and Exchange Commission ("SEC"). The responses below have been numbered to correspond to the numbering used in the Letter, and your comments have been included for ease of reference.

Form 20-F for the fiscal year ended March 31, 2009
--------------------------------------------------

Item 18. Financial Statements
-----------------------------

Consolidated Statement of Operations and Comprehensive Income, page F-4
-----------------------------------------------------------------------

1. Please tell us the nature of the "waiver of loan to subsidiaries" of $3,690,590 and "waiver of loan to subsidiaries held for sale" of $2,180,779 included in non-operating income (expense). Please tell us your accounting treatment for these items with specific reference to the accounting literature and clarify why these amounts are not eliminated in consolidation.

     During the fiscal year ended March 31, 2009, the company presented the financial statements with discontinued operations, in accordance with ASC 205-20. On Nov 1, 2008, the company disposed of its entire interest in Gram Precision Scales Inc. ("Gram"), a company registered in Canada. Then on March 31, 2009, the company's German subsidiary, Korona Haushaltwaren GmbH and Co. KG ("Korona"), sold its major assets (accounts receivable, inventory, and intellectual property right) to a third party company, Beurer GmbH. After the sale of the major assets, the company has been in the process of liquidating Korona. Since Gram was disposed and Korona was under liquidation, their activities were presented as discontinued operations in the Form 20-F for the fiscal year ended March 31, 2009.

     When the Company disposed of its Canadian subsidiary, Gram, on November 1, 2008, the company forgave the amount due from Gram to a subsidiary of the company except for $1,700,000. Gram issued a promissory note to the company to repay $1,700,000 to the company in installments. The total amount waived was $3,690,590. Since this amount waived represented a loss to the continuing operations, the company listed this item separately in its consolidated statement of operations and comprehensive income as "waiver of loan to subsidiaries". And since this amount waived represented a gain to the discontinued operations of Gram, the company included this item in "(Loss) Gain from discontinued operations, net of tax" on the consolidated statement of operations and comprehensive income, with a description under Note 12 - Discontinued Operations as "loan forgiveness from continuing operations".

     On March 31, 2009, the company was in the process of liquidating Korona. As a result, the amount due from Korona to a subsidiary of the company was believed to be non-recoverable. The company forgave this amount of $2,180,779 due from Korona. Since this amount waived represented a loss to the continuing operations, the company listed this item separately in its consolidated statement of operations and comprehensive income as "waiver of loan to subsidiaries held for sale". And since this amount waived represented a gain to the discontinued operations of Korona, the company included this item in "(Loss) Gain from discontinued operations, net of tax" on the consolidated statement of operations and comprehensive income, with a description under Note 12 - Discontinued Operations as "other income".

     Since both waiver amounts were directly related to the discontinued operations, the amounts were not eliminated in consolidation, but separated from continuing operations as part of discontinued operations, in accordance with ASC 205-20.

2. We also note that you include gains from disposal of subsidiary and property in non-operating income. Please tell us the nature of these gains and the reason that they are not included in operations.

     Gain from disposal of subsidiary referred to the gain as a result of the company's disposal of Gram and Gram had net liabilities. The gain from disposal of property referred to the gain as a result of the company's disposal of a warehouse during the fiscal year ended March 31, 2009. Since the company is in the business of designing, developing, producing and selling electronic sensor-based and wireless products, disposal of subsidiary and property were not included in operations.

Note 1.(i) Other Intangible Assets, page F-9
--------------------------------------------

Note 7. Goodwill, Brand Name and Other Intangible Asset, page F-18
------------------------------------------------------------------

3. Please tell us and revise future filings to separately disclose the amounts included in other intangible assets. In addition, clarify the nature of the taxi licenses, why they are amortized over 50 years and how you evaluated these for possible impairment.

     The amount of $4,008,147 in goodwill, brand name and other intangible assets as of March 31, 2009 included the land use right of the factory in Shenzhen of $1,807,083, the land use right of the factory in Xinxing of $1,712,118, and the right of taxi licenses in Shenzhen of $488,946. The taxi licenses enabled the company to generate rental income from drivers who rent the taxis which are licensed to run in Shenzhen for 50 years. The company evaluates the recoverability of the taxi licenses to be held and used by comparing the carrying amount of the asset to future net undiscounted cash flows to be generated by the license when circumstances indicate there may be impairment. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Provisions for impairment made on other long-lived assets are disclosed in the Consolidated Statements of Operations and Comprehensive Loss. Based on the assessment for the year ended March 31, 2008 and 2009, no provision was made by the company as an impairment of the taxi licenses. We will include a similar description of the license and impairment review in future filings.

Note 2. Allowance for Doubtful Accounts, page F-15
--------------------------------------------------

4. Please tell us and revise future filings to disclose the reason for the significant increase in allowance for doubtful accounts in fiscal 2008 and 2009.

     In fiscal year ended March 31, 2008, the company recognized a provision of $633,545 for allowances for doubtful accounts, for long outstanding trade receivable from third party companies, which the company believed to be non-recoverable. In fiscal year ended March 31, 2009, the company recognized a provision of $1,959,413 for allowances for doubtful accounts. When the company disposed of its Canadian subsidiary, Gram, on November 1, 2008, Gram issued a promissory note to the company to repay $1,700,000 to the company in installments in the amount due to the company prior to the disposal. Since Gram had operating losses during the years ended March 31, 2009 and 2008, the recoverability of full amount of $1,700,000 in time was doubtful. As a result, the company recognized a bad debt provision for $1,700,000, which was included in the allowances for doubtful accounts for $1,959,413. The remaining provision of $259,413 was the result of trade receivable from third party companies which the company believed to be non-recoverable. We will include a similar description of the allowance for doubtful accounts in future filings.

     We understand that:

     o Bonso is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o Bonso may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                                           Sincerely,


                                           /s/ Albert So
                                           -------------
                                           Albert So
                                           Chief Financial Officer and Secretary

                                                        Bonso Electronics Ltd.
                                                        Received 1 FEB 2010


                               (Graphic Omitted)

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                JANUARY 29, 2010

DIVISION OF CORPORATION                           DIRECT DIAL:  (202) 551-3778
        FINANCE                                          FAX (202) 772-9218


                                  WWW.SEC.GOV
                                  -----------

================================================================================

                          FACSIMILE TRANSMITTAL SHEET

--------------------------------------------------------------------------------

TO:                                               FROM:
Albert So                                         Praveen Kartholy

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COMPANY:                                          DATE:
Bonso Electronics Intl Inc.                       1/29/10

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FAX NUMBER                                        TOTAL NO OF PAGES INCLUDING
                                                  COVER:
01185226911724                                         4

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TELEPHONE NUMBER                                  SENDER'S REFERENCE NUMBER


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RE:                                               YOUR REFERENCE NUMBER
Comment letter dated 1/29/10

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[ ]  URGENT            [ ]  FOR REVIEW       [ ] PLEASE COMMENT

[ ]  PLEASE REPLY      [ ]  PLEASE RECYCLE

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NOTES/COMMENTS:

       If you have any problems receiving this fax, please contact me at
                                 (202) 551-3778





                                  CONFIDENTIAL


--------------------------------------------------------------------------------

                               100 F Street, N.E.
                           Washington, D.C. 20549 0306

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


[Graphic omitted}
DIVISION OF
CORPORATE FINANCE
Mail Stoop 3030


                                                                January 29, 2010


Via U.S. Mail and Fax 01185226911724
------------------------------------


Albert So
Chief Financial Officer and Secretary
Bonso Electronics International Inc.
Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong


             Re:    Bonso Electronics International, Inc.
                    Form 20-F for the fiscal year ended March 31, 2009 Filed September 30, 2009
                    File No. 000-17601


Dear Mr. So:

     We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Albert So
Bonso Electronics International, Inc.
January 29, 2010
Page 2


Form 20-F for the fiscal year ended March 31, 2009
--------------------------------------------------

Item 18. Financial Statements
-----------------------------

Consolidated Statements of Operations and Comprehensive Income, page F-4
------------------------------------------------------------------------

1. Please tell us the nature of the "waiver of loan to subsidiaries" of $3,690,590 and "waiver of loan to subsidiaries held for sale" of $2,180,779 included in non-operating income (expense). Please tell us your accounting treatment for these items with specific reference to the accounting literature and clarify why these amounts are not eliminated in consolidation.

2. We also note that you include gains from disposal of subsidiary and property in non-operating income. Please tell us the nature of these gains and the reason that they are not included in operations.

Note 1. (i) Other Intangible Assets, page F-9
---------------------------------------------

Note 7. Goodwill, Brand Name and Other Intangible Assets, page F-18
-------------------------------------------------------------------

3. Please tell us and review future filings to separately disclose the amounts included in other intangible assets. In addition, clarify the nature of the taxi licenses, why they are amortized over 50 years and how you evaluated these for possible impairment.


Note 2.  Allowance for Doubtful Accounts, page F-15
---------------------------------------------------

4. Please tell us and review future filings to disclose the reason for the significant increase in allowance for doubtful accounts in fiscal 2008 and 2009.


     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts

Albert So
Bonso Electronics International, Inc.
January 29, 2010
Page 3


relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


     You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.


                                        Sincerely,


                                        /s/  Brian Cascio

                                        Brian R. Cascio
                                        Accounting Branch Chief